UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 8, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F  ✓  Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  ✓

Santiago, November 30, 2004

Superintendency of Securities and Insurance
Santiago Stock Exchange
Chilean Electronic Stock Exchange
Securities Exchange of Valparaíso

Re: Stock Split and Exchange of D&S’s Shares

To whom it may concern:

As you may be aware, as a result of several communications made, whereby a copy of each one of them has been sent to your respective offices, and one has been published in El Mercurio newspaper on the 24th of November, 2004, the 3rd of December, 2004, a re-denomination of capital stock (stock split) of Distribución y Servicio D&S S.A. (“D&S”) will take place, at a ratio of four shares for each existing share, through the exchange of 1,630 million shares that the capital stock is divided by, for a total of 6,520 million shares. As a result of the previously mentioned, on the date mentioned, after the closing of all transactions, each one of the shares that the capital stock of D&S is divided into will be exchanged for four shares.

By means of this letter, I hereby request that, in order to avoid any type of confusion in the market, please arrange for the required measures within your stock exchange in order to have the appropriate means and formalities of communication and advertisement, so that the individuals of your stock exchange that will actually carry out the operations on D&S stock on the 3rd and 6th of December, 2004, as well as during the previous and following days after the mentioned dates, are appropriately informed about the following:

1.	The mentioned exchange will take place.

2.	By trading D&S stock prior to and until the 3rd of December, 2004, they will be trading shares that correspond to the capital of D&S divided into 1,630 million registered, single series and non-par value shares.

3.	By trading D&S stock after the 3rd of December, 2004, they will be trading shares that correspond to the capital of D&S divided into 6,520 million registered, single series and non-par value shares.

4.	The corporate rights of D&S shares that are traded after the 3rd of December, 2004, will correspond to and will represent, for each share, 25% of what they corresponded to until the 3rd of December, 2004.

5.	In reference to the American Depositary Receipts (“ADRs”) issued and traded at the New York Stock Exchange and the Latibex Units in the specific market for Latin America of the Madrid Stock Exchange, Latibex, simultaneously with the mentioned exchange of shares, D&S will make a change in the amount of shares that are underlying to each ADR and each Latibex Unit (change of ratio), whereby, as a result, when counting the exchange of shares, each ADR and each Latibex Unit will represent 60 shares of D&S and not 15, as it is the case now, and,

6.	That the exchange itself is an automatic process and as a result, it is not required for D&S shareholders to take any action at all in order for each of their D&S shares to be exchanged for four, which does not preclude, for them to request the new certificates in writing to DCV Registros S.A., at their offices located in Huérfanos Street 770, 22nd floor in Santiago, during working days from 9:00 to 14:00 hours and from 15:30 to 17:30 hours.

The above-mentioned exchange of D&S shares has been approved by the shareholders of D&S during its fourteenth extraordinary general meeting. Such agreement has been reported timely to the Superintendence of Securities and Insurance through an Essential Event communication dated October 27, 2004. The date the exchange will take place, in compliance with the terms agreed during the mentioned meeting, was established by agreement of D&S Board of Directors, adopted in its extraordinary version number 242, celebrated the 11th of November, 2004. The notice that Memorandum 660 of the Superintendence of Securities and Insurance requires to be published in reference to the exchange of shares was published in El Mercurio newspaper on the 24th of November, 2004. On the 26th of November, 2004, D&S sent a letter to its shareholders with text that is substantially identical to this letter.

Cordially yours,

Rodrigo Cruz Matta
General Manager

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
	By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Dated: December 8, 2004		Chief Financial Officer